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Exhibit 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
	2010	2009	2008	2007	2006
	$ in thousands
Earnings:
Earnings (lossses) from continuing operations before income taxes	$147,839	$18,767	$(83,721)	$4,477	$37,973
Add:
Loss from equtiy investee	160	141	226	321	491
Fixed charges	20,089	18,326	17,357	16,855	3,589
Less: capitalized interest	(103)	(5,154)	(4,757)	(689)	—

Earnings (losses), as adjusted	$167,985	$32,080	$(70,895)	$20,964	$42,053

Fixed charges:
Interest expense(1)	$19,714	12,875	$11,439	$14,281	$2,417
Capitalized interest	103	5,154	4,757	689	—
Portion of rentals representative of interest factor	272	297	1,161	1,885	1,172

Fixed charges	$20,089	$18,326	$17,357	$16,855	$3,589

Ratio of earnings to fixed charges	8.36	1.75	(4.08)	1.24	11.72

Excess of fixed charges over earnings	$—	$—	$88,252	$—	$—

(1)
Includes amortization of debt discount and issue costs

NOTE: The ratio of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2010.

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  Exhibit 12.1
United Therapeutics Corporation Ratio of Earnings to Fixed Charges (Unaudited)